Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanofflaw@cronelawgroup.com

VIA EDGAR

May 9, 2023

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Office of Trade & Services
Division of Corporation Finance
Washington, D.C. 20549

Attn: Alyssa Wall

Re:	Protopia Global Holdings Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 27, 2023 File No. 333-269343

Ms. Wall:

On behalf of our client, Protopia Global Holdings Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 8, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

PRC Regulations Relating to Foreign Exchange, page 61

1. Where you discuss “Regulations Relating to Overseas Listings,” please revise to disclose whether you believe that the Trial Measures are applicable to you and, if not, why not. Make similar revisions to your prospectus cover page.

Response: In response to this comment, the Company revised statements in Amendment No. 3 related to “Regulations Relating to Overseas Listings” disclosing that the Company believes that Trial Measures are not applicable to the Company that currently is not located in China and has no business operations in China. The Company also added these disclosures on the cover page of Amendment No. 3.

General

2. We note the PRC counsel provided in response to comment 4. The consent provided is to the inclusion of counsel’s name and other references thereto in a Registration Statement on Form F-1. The current filing is a Registration Statement on Form S-1. Please amend to address the discrepancy.

Response: The Company’s PRC counsel provided a new consent addressing this discrepancy. A new consent is filed as exhibit 23.2.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff, Esq
Eleanor Osmanoff